Exhibit 99.1

KORNIT DIGITAL Ltd.

12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin 4824096 Israel

June 12, 2018

AMENDED NOTICE OF 2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 19, 2018

Dear Kornit Digital Ltd. Shareholders:

We cordially invite you to attend the 2018 Annual General Meeting of Shareholders, or the Meeting, of Kornit Digital Ltd., or the Company, which has been rescheduled in order to include Proposal 7 described below, and will be held at 12:00 p.m. (Israel time) on Thursday, July 19, 2018, at our offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin, Israel (instead of at its originally-scheduled date and time— Thursday, June 14, 2018, at 12:00 p.m. (Israel time)).

At the Meeting, the Company’s shareholders will be requested to approve the below-listed proposals, of which Proposals 1 through 5 appear as they did in the agenda for the originally-scheduled Meeting, Proposal 6 has been amended, and Proposal 7 has been added:

(1)	Re-election of each of (a) Mr. Yuval Cohen, (b) Mr. Eli Blatt and (b) Mr. Marc Lesnick for a three-year term as a Class III director of the Company, until the Company’s annual general meeting of shareholders in 2021 and until his successor is duly elected and qualified;

(2)	Re-election of Ms. Lauri Hanover as an external director of the Company, subject to and in accordance with the provisions of the Israeli Companies Law (5759-1999), or the Companies Law;

(3)	Election of Mr. Yehoshua (Shuki) Nir as an external director of the Company, subject to and in accordance with the provisions of the Companies Law;

(4)	Approval of the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2018 and until our 2019 annual general meeting of shareholders, and authorization of our board of directors to fix such accounting firm’s annual compensation;

(5)	Approval of the terms of the annual cash compensation of the non-employee directors of the Company;

(6)	Approval of an annual grant of restricted share units to each of the non-employee directors of the Company; and

(7)	Approval of the compensation terms of Mr. Ronen Samuel, who will begin serving as the Company’s Chief Executive Officer effective as of August 1, 2018.

Members of our management will be available at the Meeting to present and discuss our auditors’ report and consolidated financial statements as of, and for the year ended, December 31, 2017, as previously made available to our shareholders as part of our Annual Report on Form 20-F filed with the Securities and Exchange Commission, or the SEC, on March 20, 2018, which is available at www.sec.gov and at the “Investors” section of our Company’s website, www.kornit.com.

Our Board of Directors unanimously recommends that you vote in favor of the above proposals. Proposals 1 through 6 (in the case of Proposal 6, in its original form) were described in the proxy statement previously sent to the Company’s shareholders and annexed as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K that was furnished to the SEC on May 21, 2018 (which we refer to as the Original Proxy Statement). The Original Proxy Statement will be supplemented by a Supplemental Proxy Statement that will describe the changes to Proposal 6, the new Proposal 7 and certain other logistical matters related to the Meeting, which Supplemental Proxy Statement will be sent to you by the Company in the near future (which we refer to, together with the Original Proxy Statement, as the Proxy Statements).

Shareholders of record at the close of business on Monday, June 18, 2018 are entitled to vote at the Meeting, as rescheduled.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of each of the proposals.

In addition, the approval of each of Proposals 2, 3 and 7 requires that one of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●	the majority voted in favor of the proposal must include a majority of the shares held by shareholders who are not controlling shareholders (as defined in the Proxy Statements) and do not have a conflict of interest (which is referred to under the Companies Law as a “personal interest,” as described in the Proxy Statements) (other than, in the case of Proposals 2 and 3 only, a conflict of interest that does not arise from a relationship with a controlling shareholder) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal must not exceed 2% of the aggregate voting power in the Company.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading this Amended Notice of 2018 Annual General Meeting of Shareholders and the Proxy Statements, please mark, date, sign and mail the proxy card or voting instruction form that will be distributed to you as promptly as possible in the stamped envelope provided, or please follow the instructions for voting sent to you electronically. Because we adopted a new record date when we rescheduled the date of the Meeting, we cannot count towards the tally of votes for the Meeting those proxy cards or voting instruction forms that we distributed to you together with the Original Proxy Statement, for the originally scheduled Meeting date. Consequently, you must complete and submit a proxy card or voting instructions once again in order that your votes be counted towards the vote tally at the Meeting, even if you submitted your vote previously. If mailing in your proxy to our transfer agent in the enclosed envelope or providing voting instructions via a physical voting instruction form, online (at www.proxyvote.com) or via telephone, your vote must be received by 11:59 p.m. Eastern time on Tuesday, July 17, 2018 to be validly included in the tally of ordinary shares voted at the Meeting. If sending in your proxy card directly to our registered office, it must be received at least four hours prior to the appointed time for the Meeting. Detailed voting instructions are provided both in the Proxy Statements and in the enclosed proxy card or voting instruction information being sent to you. An electronic copy of the proxy materials for the Meeting will also be available for viewing at http://ir.kornit.com/. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on Thursday, June 21, 2018, at the registered office of the Company, 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin Israel, from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time). Our telephone number at our registered office is +972-3-908-5800

Sincerely, Yuval Cohen Chairman of the Board of Directors